AZAR INTERNATIONAL CORP.

Carretera Turistica, Luperon, 12th km, No. 7

Grand Parada, Puerto Plata, Dominican Republic

Tel: (829) 947-5251

January 17, 2020

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Azar International Corp.

Registration Statement on Form S-1

Filed October 9, 2019

File No. 333-234137

Dear Ms. Irene Barberena-Meissner,

We received your letter dated November 5, 2019, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on October 9, 2019. In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Registration Statement on Form S-1

Risk Factors

Risks Relating to Our Company, page 10

1. Please expand your disclosure to discuss the difficulties U.S. investors will face enforcing judgments obtained in U.S. courts in the Dominican Republic against you, your officers or directors in any action, including actions based upon the civil liability provisions of U.S.

federal or state securities laws.

Response:  We have expanded our disclosure to discuss the difficulties U.S. investors will face enforcing judgments obtained in U.S. courts in the Dominican Republic against us, our officers or directors in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

Risks Relating to our Common Stock, page 11

2. We note your disclosure that the offering price of your shares of common stock has been arbitrarily determined and bears no relationship to your assets, earnings, book value or other established criteria of valuing a privately held company. Please include a risk factor disclosing the material risks to investors resulting from the arbitrary determination of your offering price.

Response:  We have included a risk factor disclosing the material risks to investors resulting from the arbitrary determination of our offering price.

Plan of Distribution

Terms of the Offeirng, page 17

3. You disclose that there is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable. Please disclose whether these subscriptions will be governed by a subscription agreement, and if so, please file the form of agreement you intend to use as an exhibit. Refer to Item 601(b)(4) of Regulation S-K.

Response:  We have disclosed that the subscriptions will be governed by a subscription agreement. We have also filed the form of subscription agreement we intend to use as an exhibit.

Exhibits and Financial Statement Schedules, page 41

4. Please file a legal opinion as an exhibit, as required by Item 601(b)(5)(i) of Regulation SK.

Response:  We have filed a legal opinion as an exhibit.

General

5. Based upon the information provided in your registration statement, it appears that you are a shell company as defined in Rule 405 of the Securities Act. You have nominal operations, nominal assets consisting solely of cash, and no revenues to date. Please disclose on the cover page and in the risk factors section that you are a shell company and discuss the restrictions imposed on such companies. In addition, please revise your disclosure under “Future Sales By Existing Stockholders” on page 16 accordingly.

Response:  We do not believe that Azar International Corp. is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, we do not believe that Azar International Corp. can be classified as having “no or nominal operations”.  We have carefully considered our company and believe that the company is an operating company, not a shell company. There is a focused business in the tourism. Our management has specific knowledge and background experience in our line of business as stated in the S-1. From inception, Azar International Corp. devoted a significant amount of time to the development of its business, research into the potential market and raising of capital. In furtherance of the planned business, Azar International Corp. has developed its website, http://azartravel.net/ and started negotiation with suppliers.

While our assets and operations are not yet large in size, they are more than “nominal” and do not consisting solely of cash and cash equivalents. The assets that we have are sufficient for our business at this stage of development. We do not believe that such activities and the various other activities we have undertaken in the furtherance of our planned business can be classified as having “no or nominal operations”. We feel that we better fit the definition of a “start-up” company than a “shell company.”

6. Please supplementally provide us with copies of all written communications, as defined in

Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,

present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:  There were no written communications that we, or anyone authorized to do so on our behalf, present to potential investors.

This letter responds to all comments contained in your letter dated November 5, 2019.  We are requesting that your office expedite the review of this amendment as much as possible.

Thank you.

Sincerely,

/S/ Hilario Lopez Vargas

Hilario Lopez Vargas, President